INDOSAT OBTAINED EFFECTIVE LETTER FROM BAPEPAM FOR

INDOSAT BOND VI AND SUKUK IJARAH III

Jakarta, 28 March 2008. PT Indosat Tbk (”Company”) announced that the Company obtained effective statement letter from Bapepam on 27 March 2008 for the public offering of Indosat Bond VI Year 2008 (“Bond”) worth of Rp1,080,000,000,000 (one trillion and eighty billion Rupiah) and Indosat Sukuk Ijarah III Year 2008 (“Sukuk”) worth of Rp570,000,000,000 (five hundred and seventy billion Rupiah).

The public offering for the  Bond and Sukuk were initially having a total size of Rp1,500,000,000,000 (one trillion five hundred Rupiah). Due to higher demand, the Company increases its offering to Rp1,650,000,000,000 (one trillion six hundred and fifty billion Rupiah).

The Bond was offered in two series, Series A amounting to Rp760,000,000,000 (seven hundred and sixty billion Rupiah) with a maturity of five years and a flat coupon rate of 10.25% p.a and Series B amounting to Rp320,000,000,000 (three hundred and twenty billion Rupiah) with a maturity of seven years and a flat coupon rate of 10.80% p.a while the Sukuk with a maturity of five years was offered with  ijarah fee of Rp58,425,000,000 (fifty eight billion four hundred and twenty five million Rupiah) p.a.

PT. Pemeringkat Efek Indonesia (”PEFINDO”) as the rating company issued the  rating of idAA+; (Double A Plus; Stable Outlook) for the Bond and idAA(sy)+ (Double A Plus; Stable Outlook) for the Sukuk.

Acting as Underwriters of this issuance are PT Danareksa Sekuritas and PT Mandiri Sekuritas.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate SecretaryTelp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.